Exhibit 21.1

Subsidiaries of LINKBANCORP, Inc.

The following entities comprise the direct and indirect Subsidiaries of the Company:

Name Jurisdiction of Incorporation or Organization

LINKBANK Pennsylvania

410 William Street, LLC Virginia

Johnson Mortgage Company, LLC Virginia

Delmarva Real Estate Holdings, LLC* Maryland

Davie Circle, LLC* Delaware

Delmarva BK Holdings, LLC* Maryland

Bear Holdings, LLC* Virginia

*Denotes subsidiaries that were inactive in 2024